EXHIBIT 99.1

Luxoft Acquires Mecel Populus Suite for Rapid Automotive HMI Design and Development

July 7, 2014

NEW YORK—(BUSINESS WIRE)—Luxoft Holding, Inc (NYSE:LXFT US), a leading provider of software development services and innovative IT solutions to a global client base, today announced that it has acquired Mecel Populus Suite, a complete tool chain for designing, developing, and deploying user interfaces for distributed embedded systems, from Mecel AB. This addition will further strengthen Luxoft’s competitive offering in automotive human machine interface (HMI), infotainment, and digital cluster design.

The Populus Suite works with a wide variety of displays and applications in the automotive industry. Currently, there is a large number of vehicles manufactured by leading U.S. and Scandinavian OEMs, which feature HMIs developed using Mecel Populus Suite. The suite has been used to produce the cluster HMIs for more than 7 million produced vehicles.

“Mecel Populus Suite is one of the products with proven success on the market - many perceive them as leaders in creating robust automotive HMIs. We see this acquisition as a natural fit to augment our existing comprehensive offering for OEMs and their suppliers,” said Luxoft CEO and President Dmitry Loschinin. “Automotive software development is the fastest growing business for Luxoft, and we believe that we will continue our significant growth in this vertical solidifying our leading position as a provider of cutting edge HMI solutions for this industry and beyond.”

Serkan Arslan, Luxoft’s Global Automotive Business Development Director, added, “Our clients have come to expect from us top quality cost-efficient software solutions delivered with flawless execution. With Mecel Populus suite in our arsenal, we can now help significantly reduce time to market, thus providing increased value to our customers.”

Mecel Populus minimizes the time and cost of producing full-featured HMI’s and enables efficient software lifecycle management. Populus is built on a Database Driven Human Machine Interface concept that does not require traditional time-consuming coding. The interface is synchronized with the database and automatically incorporates the changes made to the source data within that database. This allows the engineers to quickly create a new interface and immediately visualize the updated look in a vehicle reflecting the new inputs.

“Automotive HMI has come to the forefront of the battleground of car OEM differentiation of the connected car user experience. As the pace of innovation continues to increase, the automotive industry is scrambling to catch up with consumer electronics,” said Luxoft’s VP of Technology Strategy Vasiliy Suvorov. “We are committed to providing quality software development services designed to help the automotive OEMs and close that gap. The newly acquired Mecel Populus Suite is perfect for developing attractive, efficient car HMIs that are safe and reliable, while reducing the development time and costs.”

For product inquiries, please contact Luxoft at automotive@luxoft.com.

About Luxoft

Luxoft Holding, Inc (NYSE:LXFT US) is a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large multinational corporations. Luxoft’s software development services consist of core and mission critical custom software development and support, product engineering and testing, and technology consulting. Luxoft’s solutions are based on its proprietary products and platforms that directly impact its clients’ business outcomes and efficiently deliver continuous innovation. The Company develops its solutions and delivers its services from 16 dedicated delivery centers worldwide. It has over 7,500 employees across 21 offices in 13 countries in North America, Western and Eastern Europe, and Asia Pacific. Luxoft is incorporated in Tortola, British Virgin Islands, has an operating headquarters office in Zug, Switzerland and is listed on the New York Stock Exchange. For more information, please visit http://www.luxoft.com.

About Mecel AB

Mecel AB is a systems and software development company with more than 30 years of experience in developing solutions for the automotive industry. The Company gives its customers a competitive edge by introducing new technology in a dependable and cost-effective way. Mecel is a subsidiary of Delphi Automotive — “We make vehicles communicate.”

Contacts

Luxoft Holding, Inc
Alina V. Plaia, +1 212-964-9900 ext. 2404
Vice-President, Global Communications
IR@luxoft.com
or
Patrick R. Corcoran, +1 212-964-9900 ext. 2453
Manager, Public Relations
pcorcoran@luxoft.com
or
Mecel AB
Jonas Nilsson, +46 31 7204567
Business Manager
jonas.nilsson@mecel.se
www.mecel.se